82-03277

Regulatory Announcement

RECEIVED

2006 NOV -9 A 11:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:52 02-Nov-06
Number	4945L

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 2 November 2006, it purchased from Credit Suisse Securities (Europe) Limited 2,380,000 ordinary shares at an average price of 401.18 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 633 222


06018310

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PROCESSED

NOV 14 2006

THOMSON FINANCIAL